

Jonathan Budd · 2nd

Founder, CEO at Powur, PBC

San Diego, California, United States ·

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500+ connections

3 mutual connections: Jonny Price, Kieran Ryan, and 1 other

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Powur, PBC

Hofstra University

Experience

Founder, CEO

Powur, PBC

Jan 2014 – Present · 7 yrs 8 mos

Jonathan heads up day-to-day operations and strategy that allow Powur's entrepreneurs to succeed at their finest. From forming key strategic partnerships, attracting the best talent, and innovating how solar is sold... Jonathan has his hands in everything Powur.

President

Global Transformation Council Inc

2011 – Present · 10 yrs

The sole purpose of the Global Transformation Council is to support charitable organizations that are helping to improve humankind and are making transformational impac ... see more

CEO/Founder

Empowered Entrepreneurs Inc.

Jul 2007 – Jun 2014 · 7 yrs

The mission behind Empowered Entrepreneurs is to EMPOWER business owners by providing the most innovative knowledge, life skills and technical skills currently existing on our planet to create ABUNDANCE in all areas. The ...see more

Founder

Futuristic Marketing, LLC

2012 – 2014 · 2 yrs

As founder and visionary, Jonathan drives the company's mission is to share wisdom, teachings and tools that will empower online entrepreneurs of all shapes and sizes to build their businesses and achieve personal fulfillment and

Founder

MyStand Inc.

2010 – 2014 · 4 yrs

MyStand was a natural extension of Jonathan's passion for environmental sustainability and personal/community development, or as he puts it; "The universe is my boss, and I listened when it gave me a job." Jonathan develope ...see more

Education

HOFSTRA UNIVERSITY

Hofstra University

Bachelors, Pyschology

2002 – 2006

Activities and Societies: Created an organization called 'The Community' which was dedicated to bringing more awareness surrounding many current issues are world is faced with, as well as ancient modalities such as yoga, meditation, and Tai Chi to help people be more peaceful.

Somers High School